

Mail Stop 4546

February 23, 2017

Jodie P. Morrison
President and Chief Executive Officer
Tokai Pharmaceuticals, Inc.
255 State Street, 6th Floor
Boston, Massachusetts 02109

    Re: Tokai Pharmaceuticals, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed January 24, 2017
              File No. 001-36620

Dear Ms. Morrison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   Please include a statement as to whether or not representatives of the principal accountants for the current year and the most recently completed fiscal year are expected to be present, will have the opportunity to make a statement if they desire to do so, and are available to respond to appropriate questions. Please refer to Item 13(a)(6) of Schedule 14A.

2.   Please revise your proxy statement and proxy card to allow for separate voting on the Tokai share issuances in the merger transaction and pursuant to the Tokai Stock Purchase Agreement. You may condition the completion of the transaction on shareholder approval of the separate proposals.

Summary, page 1

3.   Please revise "The Transaction Structure" to describe the Tokai Stock Purchase agreement and disclose the impact of the Tokai Stock Purchase and Otic share and warrant exercises will have on the expected percentage ownership of the combined company.

4.   Please tell us the factors you considered in determining that the issuances of Tokai common stock are exempt pursuant to Section 4(a)(2), Regulation D or Regulation S.

5.   Please revise "Conditions to the Consummation of the Otic Transaction" to identify conditions that the parties may waive.

Risk Factors, page 29

The combined company's common stock could be delisted from NASDAQ if Tokai and Otic fail to comply with NASDAQ's listing standards, page 31

6.   If the listing approval is a condition that can be waived, please revise the caption and discussion to clarify that the consequences also apply if the combined company fails to obtain NASDAQ listing but decides to complete the transaction.

7.   Please also disclose the possible decrease in share price your common stock is delisted.

The success of the combined company will also depend on the pre-existing relationships with third parties…, page 60

8.   Please identify any material relationships or agreements that are likely to be affected by the Otic transaction, describe the nature of the relationship and the potential consequences if the transaction results in the cancellation of a material agreement or negative impact on a relationship with a third party.

Background of the Otic Transaction, page 71

9.   Please expand this section to identify the parties present at each Tokai meeting related the proposed transaction and potential alternatives. Additionally, identify each of the parties present at each meeting between Tokai and Otic.

10.   Please expand your discussion to clarify the reasons the Board did not pursue the strategic alternatives they reviewed on July 28, 2016, including continuing development, licensing or otherwise monetizing galeterone, and winding up the operations and distributing net cash to Tokai shareholders in liquidation.

11. We note that you met with 40 companies; sent draft process letters to 30 companies; provided draft merger agreements to ten out of 24 companies that submitted non-binding indications of interest; and entered into negotiations with three of the four companies that submitted revised drafts of the draft merger agreement. Please expand your discussion to clarify the criteria you used to eliminate companies from consideration.

12. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

   • the material terms in the initial proposal and subsequent proposals by Otic, Company A, B, & C;

   • the consideration involved in the competing offers;

   • the Board's basis for approving the Otic transaction over competing offers; and

   • at what point Companies A, B and C were eliminated from consideration.

13. Please provide us with copies of the materials that Wedbush prepared and shared with the board of directors or the transaction committee in connection with this transaction, including any board books, transcripts and summaries of oral presentations made. We may have additional comments after we review those materials.

Vesting of Director Stock Options, page 84

14. Please expand this discussion to disclose the number options held by each officer and director that will vest upon the closing of this transaction.

Public Company Market Valuation Analysis-Otic, page 90

15. We note that Wedbush reviewed publicly-traded companies with no product candidates beyond Phase 1 or Phase 1/2 and no human efficacy data. Please expand your discussion to clarify why Wedbush considered these criteria appropriate to select companies similar to Otic given that Otic has completed Phase 2 trials and has human efficacy data related to OP-01.

16. Please clarify whether the companies identified as similar to Otic were the only public companies that met the selection criteria. If there were others, please clarify why they were not included in the analysis. Similarly, tell us whether there were other precedent merger and acquisitions transactions and initial public offerings that met the selection

Jodie P. Morrison
Tokai Pharmaceuticals, Inc.
February 23, 2017
Page 4

criteria described in "Precedent Merger and Acquisition Transaction Analysis – Otic" and "Precedent Initial Public Offering Analysis – Otic" and clarify why any such transactions were not included in the analysis, if applicable.

Otic's Business, page 127

17.   We refer to your statement that Otic has completed four clinical trials of OP-01 in 353 subjects, including a successful phase 2b study. Please revise to discuss where these trials have been conducted.

Otic's Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 155

18.   Please tell us how costs associated with obtaining and maintaining Otic's patent portfolio meet the definition of research and development expenses in ASC 730-10 as these costs appear to be the same or similar to activities described in ASC 730-10-55-2.i., which are not generally considered research and development. Please also quantify for us the amount of any patent-related costs included within research and development expenses for the periods presented.

Security Ownership of Certain Beneficial Owners and Management of Tokai, page 169

19.   Please expand to disclose the post-transaction beneficial ownership of the registrant, particularly given the first risk factor on page 31.

Index to Otic Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7 - Commitments and Contingencies
C. License Agreement, page F-51

20.   Please revise your disclosure to quantify the amount of potential future development and regulatory milestone payments in connection with the license agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Jodie P. Morrison
Tokai Pharmaceuticals, Inc.
February 23, 2017
Page 5

You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Stuart M. Falber, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP